Form 51-105F2

Notice of Promotional Activities

This is the form required under subsection 8 (1) of Multilateral Instrument 51-105 Issuers Quoted in the U.S. Over-the-Counter Markets for an OTC reporting issuer to give notice of promotional activities.

Issuer Information

Name of Issuer:            Bit-X Financial Corp (Formerly: Rainchief Energy Inc)

(the “Issuer”)

Head office address:     838 West Hastings Street, Suite 300 Vancouver

BC V6C-0A6

Telephone number:       +1(604) 200-0071

Fax number:                 +1(604) 200-0072

E-mail address:             info@bitxfin.com

Notice of Promotional Activities

1. Identify each person engaged in promotional activities and provide the person’s address, telephone and fax number, and email address. If the person is not an individual, provide the name(s) of the individual(s) carrying on the activities.

1.)	Chad Dillow (C. Dillow & Company) 3160 Alta Laguna Blvd., Laguna Beach, CA, 92651. chaddillow@me.com +1(949) 499-7866

2.)	Core Consulting Group (Paul DeRiso) 470 Summit Road, Walnut

Creek, CA 94598 paul@coreconsultingroup.com +1(925) 465-6088

3.)	Econ Corporate Services ( Dawn Van Zant) 5134 Cliff Drive Delta BC V4M 2C3dvanzant@investorideas.com +1(800) 665-0411

2. Describe the relationship between the Issuer and each person engaged in promotional activities.

Each person is a third party independent consultant to the issuer. No person is or has ever been an insider, affiliate or shareholder of more than 5% of the issuer.

3. Include particulars of any agreement, arrangement, commitment or understanding between the Issuer and a person engaged in promotional activities. Include

i.	the effective date and duration of the agreement, arrangement or commitment,

           ii.         the scope of activities being conducted, and

iii.	the compensation paid or to be paid by the Issuer, including any non-cash compensation.

1.	C. Dillow & Company effective 05.01.2015 for a period of six months, corporate awareness, 400,000 Restricted Rule 144 shares & US$3000.00 per month.

2.	Core Consulting Group effective 05.01.2015 for a period of six months, corporate awareness, 900,000 Restricted Rule 144 shares.

3.	Econ Corporate Services effective 05.01.2015 for a period of six months, corporate awareness, 100,000 Restricted Rule 144 shares & US$2500.00 per month.

The Issuer has issued a news release disclosing this information.

Bit-X Financial Corp has issued a news release and has filed it with this form.

Certificate

On behalf of the Issuer, I certify that the statements made in this Notice are true.

Date: 05.07.2015

Bit-X Financial Corp

Name of Issuer

Brad Moynes, President +1(604) 200-0071

Print name, title and telephone number

of person signing on behalf of the Issuer

/s/ Brad J. Moynes

Signature

Warning: It is an offence to make a statement in this Notice that is false or misleading in a material respect, or to omit facts that make this Notice false or misleading in a material respect.